

02023515

UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

04 7-31-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JU SECURITIES AND EXCHANGE COMMISSION RECEIVED

JU SEC FILE NUMBER

8- 48063

DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2001   AND ENDING   12/31/2001
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services of New England

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Fowler Road

RECD S.E.C.
JUL 15 2002
535

(No. and Street)

Orrington   Maine   04474
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Mr. Scott Pelletier   (207) 825-4046
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Associates, P.A.

                    (Name – if individual, state last, first, middle name)

11 DeBeck Drive   Holden   Maine   04429
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 01 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

04 7-31-02

OATH OR AFFIRMATION

I,   Scott Pelletier   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   Financial Services of New England   , as of   December 31,   , 2001   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Services of New England
REPORT ON FINANCIAL STATEMENTS
(with supplemental material)
For the Year Ended December 31, 2001

CONTENTS

WILLIAMS & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

11 DeBECK DRIVE
HOLDEN, MAINE 04429
TEL (207) 941-9810
FAX (207) 941-9432

147 NORTHPORT AVENUE
BELFAST, MAINE 04915
TEL (207) 338-3478
FAX (207) 338-3614

INDEPENDENT AUDITORS' REPORT

To the Partners
Financial Services of New England

We have audited the accompanying balance sheet of Financial Services of New England (a partnership) as of December 31, 2001, and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services of New England as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information (Schedules 1 through 3) is presented for purposes of additional analysis and is information required by Rule 17a-5 of the Securities Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams & Associates, P.A.
Holden, ME
March 8, 2002

Financial Services of New England
BALANCE SHEET
Year Ended December 31, 2001

ASSETS

CURRENT ASSETS
Cash	$	6,682
Commissions receivable		1,100
Total Current Assets		7,782

EQUIPMENT
Equipment	9,443
Less accumulated depreciation	(9,443)
Total Equipment	0
TOTAL ASSETS	$ 7,782

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES
Accrued commissions	$	661
Total Liabilities		661

EQUITY
Partners' capital	7,121
Total Equity	7,121
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 7,782

Financial Services of New England, Inc.
STATEMENT OF INCOME AND PARTNERS' CAPITAL
Year Ended December 31, 2001

INCOME
Commissions	$ 175,218
Total Income	175,218

OPERATING EXPENSES
Advertising	2,180
Commissions	155,474
Licenses and fees	1,435
Outside services	850
Office expense	11,185
Depreciation	115
Rent	6,026
Legal and accounting	3,832
Total Operating Expenses	181,097

OPERATING LOSS	(5,879)

NONOPERATING ITEMS
Interest income	108
Total Nonoperating Items	108

NET LOSS	(5,771)
PARTNERS' CAPITAL, BEGINNING OF YEAR	12,892
PARTNERS' CAPITAL, END OF YEAR	$ 7,121

Financial Services of New England
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

<u>CASH FLOWS FROM OPERATING ACTIVITIES</u>	
Net loss	$ (5,771)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	115
(Increase)Decreases in commissions receivable	14,594
Increase(Decrease) in commissions payable	(8,758)
<u>NET CASH (USED)PROVIDED BY OPERATING ACTIVITIES</u>	180
<u>CASH FLOW - INVESTING ACTIVITIES</u>	0
<u>CASH FLOW - FINANCING ACTIVITIES</u>	0
<u>NET INCREASE IN CASH</u>	180
<u>CASH AT BEGINNING OF YEAR</u>	6,502
<u>CASH AT END OF YEAR</u>	$ 6,682

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Services of New England (the Company) was founded on January 1, 1994 and commenced operations in January 1994 as a proprietorship. The Company is a broker primarily in securities of registered investment companies and, therefore, does not hold securities or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.). On January 1, 1995 the Company, with NASD approval, became a partnership. The new partnership, comprised of Mr. Scott Pelletier and Mr. Gary Tourtillotte equally, maintained the same books, records, and beginning account balances as the ending balance of the proprietorship.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

Financial Services of New England utilizes the accrual method of accounting. Commission revenues are recorded on a trade date basis.

Equipment

Equipment is stated at cost. Assets are depreciated on a straight-line basis over a five year period.

Federal Income Taxes

The partnership is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the partnership is taxed to the partners in their individual returns.

Financial Services of New England
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
SCHEDULE 1
For year ended December 31, 2001

CREDITS
    Partners' capital $ 7,121

    Total Credits   7,121

DEBITS
    Nonallowable Assets:
      Accounts receivable, net of commission payable   160

    Total Debits   160

    Net Capital   6,961

MINIMUM NET CAPITAL-THE GREATER OF
12 1/2% OF AGGREGATE INDEBTEDNESS OF
    $420 or $5,000   5,000

    Excess Net Capital $ 1,961

RATIO OF AGGREGATE INDEBTEDNESS TO
    NET CAPITAL   .06 to 1

AGGREGATE INDEBTEDNESS
    Commissions payable (Net of portion related to
      nonallowable assets) $ 420

    Total Aggregate Indebtedness $ 420

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 IIA filing with the computation included in this report.

Financial Services of New England
RECONCILIATION OF COMPUTATION OF NET CAPITAL
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
SCHEDULE 2
For year ended December 31, 2001

Net Capital as Reported in Company's
December 31, 2000 Unaudited Filing of
Part IIA of Form X-17A-5 $ 6,961

Net Audit Adjustments   0

Net Capital as Reported on Schedule 1
Of the Additional Information $ 6,961

Financial Services of New England
STATEMENT REGARDING RULE 15c3-3
SCHEDULE 3
For year ended December 31, 2001

The company is exempt from Rule 15c3-3 of the Securities an Exchange
Commission under paragraph (K) (1) (ii) of that Rule.